November 6, 2019

Katherine Bagley, Staff Attorney

Lilyanna Peyser, Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alternus Energy Inc. Form 10-12G
Filed August 13, 2019 File No. 000-56085

Dear Ms. Bagley:

On behalf of Alternus Energy Inc., a Nevada corporation (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of September 9, 2019 with respect to the draft Registration Statement on Form 10-12G (the “Form 10”) submitted on August 13, 2019 by the Company. For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in Amendment No. 1 to the Form 10 (the “Form 10/A”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Item 1. Business

Overview, page 5

1. We note your disclosure that your revenue is generated from energy sales under "long- term, government-mandated, fixed price supply contracts with terms of between 15-20 years in the form of government Feed-In-Tariffs . . . and other energy incentives." Please clarify the counter parties with which you enter into these government-mandated contracts. For example, do you contract with the state, local, or federal governments of the regions in which you operate, or with local power suppliers, or both.

In Italy we are contracted with the Gestore dei Servizi Energetici – GSE S.p.A. (“GSE”) who are the Italian Energy Services Manager; GSE’s sole shareholder is the Italian Ministry of Economy and Finance.

In Germany our contract is directly with the local grid system operator who can either be 100% government owned, semi-state bodies or privately owned, but all are mandated under the Renewable Energy Sources Act (EEG 2017) of Germany to make FiT payments. Payments are made on a monthly basis for all electricity fed into the grid by the installation. The EEG 2017 is mandated at the federal government level in Germany under the BMWi – the Federal Ministry for Economic Affairs and Energy.

We have added appropriate disclosure in this regard on page 5 of the Amended Form 10.

Securities and Exchange Commission

2. We note your disclosure that you "own 24MW of solar projects, which includes 8MW of operational rooftop and ground mounted parks in Italy, 6MW of operational ground mounted parks in Romania and 15 MW of rooftop parks in Germany." However, the sum of the individual MWs in each country is greater than 24MW. Further, this disclosure is inconsistent with the chart under "Our Portfolio" on page 8. Please revise for consistency, or explain this discrepancy.

As of June 30, 2019, we owned 29MWs of projects and we have added appropriate disclosure in this regard on pages 5, 8 and 45 of the Amended Form 10.

3. Please provide support for the following statements, or characterize them as management's opinions or beliefs:

•	"The solar PV industry continues to expand and evolve, and as a result of this continued expansion the costs of constructing solar PV parks has significantly been reduced in recent years reaching a point today where solar PV parks have reached parity with other forms of energy production and with general energy market rates;"

We have support for the above statement. The reference is Solar Power Europe: Global Market Outlook 2019 – 2023. We have added appropriate disclosure in this regard on page 5 of the Amended Form 10.

•	"the industry is now at a crossroads where it is no longer as dependent on 'above market' FiT supports to build costs;"

The above statement is management’s opinion or belief. We have added appropriate disclosure in this regard on page 5 of the Amended Form 10.

•	"the European solar PV industry has strong growth dynamics for new project development for the foreseeable future;"

The above statement is management’s opinion or belief. We have added appropriate disclosure in this regard on page 5 of the Amended Form 10.

•	"[a]s a public company, we will have access to a variety of flexible financing sources;"

The above statement is management’s opinion or belief. We have added appropriate disclosure in this regard on page 6 of the Amended Form 10.

and

•	"the solar PV market is in high growth globally with many participants constantly arriving."

The above statement is management’s opinion or belief. We have added appropriate disclosure in this regard on page 8 of the Amended Form 10.

Securities and Exchange Commission

4. Please define "above market" FiT supports.

We have deleted the term ‘above market’ because it is redundant. We have added appropriate disclosure in this regard on page 5 of the Amended Form 10.

Item 1. Business

Our Competitive Strengths, page 6

5. You state on pages 6 and 7 that you benefit from “fixed partner margin” and that you have exclusive “fixed margin” agreements and “right of first refusal” contracts that give you the ability to acquire solar parks at 25% below market value. Please define these terms and explain how they translate to a purchase price 25% below market value.

All of the above descriptions define and refer to the same type of contract; we have therefore chosen one term to identify such agreements, which is “Developer Agreements”. A Developer Agreement is an agreement we enter into with either solar project developers and/or EPC contractors in a specific country for exclusive rights to acquire project rights or constructed projects from them, and as stated on Page 7 of the Amended Form 10, these agreements result in decreased construction / acquisition costs due to volume discounts from our developer partner as they benefit from economies of scale, which leads to below market acquisition prices.

We have added appropriate disclosure in this regard on pages 6 and 7 of the Amended Form 10.

6. We note your disclosure that you provide a minimum committed offtake for local developers, and, as a result, you have "been able to sign one-way exclusive contracts that provide [you] with right of first refusal for all projects developed by [y]our partners." In an appropriate place in your filing, please provide more detail regarding these contracts, including a description of the terms of these contracts, and whether you currently have rights under any of these contracts. Please also disclose whether you have recently entered into any additional, similar contracts, and whether you expect to be able to do so in the future.

These Developer Agreements provide us with the exclusive right to acquire a pipeline of projects from a third-party developer in a specific country (ie. Germany), the consideration for which is a fixed margin to be paid to the partner. We recently entered into two additional similar contracts, again providing us with the right to acquire projects from developers, exclusively, at a discount. We also expect to enter into similar agreements in the future, as we will look to grow the Company by providing the financing required for development and construction of assets.

We have added appropriate disclosure in this regard on page 7 of the Amended Form 10.

Securities and Exchange Commission

Germany, page 11

7. We note your disclosure that, in the beginning of 2018, you expanded your operations to Germany and forged partnerships with local developers to begin development of certain rooftop solar parks. Please disclose whether you have entered into partnership agreements with these local developers, and provide a brief description of the terms of these agreements. Please also file these agreements, if any, as exhibits to your filing, or tell us why you do not believe you are required to do so. See Item 601(b)(10) of Regulation S-K.

We have entered into Developer Agreements with two local developers in Germany.

We have added appropriate disclosure in this regard on page 11 of the Amended Form 10.

The Company also believes that the filing the Developer Agreements is not required, as these agreements are entered into in the ordinary course of business and are not material in amount or significance. For these reasons, the Company respectfully submits that the agreements should not be deemed a material agreement under Item 601(b)(10).

ATLN Subsidiaries and Principal Activities, page 14

8. Please provide a definition of "shelf companies," as used in this section.

We have deleted the term “shelf” as the more accurate description is just “companies”.

We have added appropriate disclosure in this regard on page 14 of the Amended Form 10.

Compliance with the JOBS Act, page 16

9. We note your statement that an emerging growth company can take advantage of the extended transition period for complying with new or revised accounting standards. Please revise your disclosure to clearly indicate, if true, that you have elected to take advantage of this extended transition period and also disclose that your financial statements may not be comparable to companies that comply with public company effective dates.

We have chosen to take advantage of all of the benefits available under the JOBS Act, including the exemptions discussed above. We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We have added appropriate disclosure in this regard on page 16 of the Amended Form 10.

Securities and Exchange Commission

"We may be subject to unforeseen costs, liabilities or obligations ", page 24

10. Please file your contract with the third party O&M company who carries out the operating and maintenance of your solar parks as an exhibit to your filing, or tell us why you do not believe you are required to do so. See Item 601(b)(10) of Regulation S-K.

The Company believes that filing operating and maintenance agreements is not required as operating and maintenance agreements are entered into in the ordinary course of business and are not material in amount or significance. For these reasons, the Company respectfully submits that the operating and maintenance agreements should not be deemed a material agreement under Item 601(b)(10).

Management's Discussion and Analysis of Financial Condition and Results of Operations Overview, page 33

11. We note the third paragraph in this section which states “Overall, the current annual revenues contracted by our owned projects is approximately $5.8 million, which delivers an underlying group annual EBITDA of approximately $3.25 million when the parks are fully operational.” We have the following comments:

•	Please reconcile or explain the difference between the $5.8 million discussed here to the $2.6 million of revenues recorded in 2018. In doing so, clarify whether the difference solely relates to contracts that did not operate for a full year or whether there are other reasons why the contracted annual revenue amount differs from your actual annual revenue.

The difference between the $5.8 million of contracted revenue and the $2.6 million of revenue in 2018 are due to the fact that the Company acquired 2MWs of solar parks in Italy at the end of December 2018. In addition, we purchase another 5MWs of solar parks in April of 2019. The additional parks proforma annualized revenue is approximately $2.7 million. We also have 1MW of projects in Germany that were operational in the middle of 2018 and 4MWs that are under contraction and are expected to be completed by year end representing and additional $0.5 million.

•	Please define “underlying group annual EBITDA” and label it as a non-GAAP measure.

Underlying group annual EBITDA is a non-GAAP measure. We measure EBITDA as net income and addback interest, taxes, depreciation and amortization expense.

•	Please provide the disclosures required by Item 10(e) of Regulation S-K for the $3.25 million EBITDA non-GAAP measure presented. In doing so, please ensure you reconcile this amount to the most directly comparable GAAP measure.

Proforma contracted revenue of $5.8 million less cost of revenues of approximately $1.2 million less selling, general and administrative expenses of $1.35 million equals the $3.25 million of proforma EBITDA

We have added appropriate disclosure in this regard on page 33 of the Amended Form 10.

Securities and Exchange Commission

12. We note your disclosure that you use "annual contracted revenues" as a key metric in your financial management of your business. Please define annual contracted revenues.

Annual contracted revenues is defined as the estimated future revenue based on the remaining term, price and estimated production of the offtake contract of the solar park.

We have added appropriate disclosure in this regard on page 33 of the Amended Form 10.

13. We note your disclosure that you have entered into long-term service agreement with BayWa r.e. and AlsoEnergy. Please briefly describe the terms of these agreements in your filing. Please also file these agreements as exhibits to your filing, or tell us why you believe you are not required to do so. See Item 601(b)(10) of Regulation S-K.

Our agreement with BayWa r.e. has an initial term of 3 years which automatically renews for additional consecutive two year terms. Under this agreement, BayWa provides us with 24/7 operation and maintenance services at a volume discount based on the MWs owned. AlsoEnergy provides us with a software license that allows us to use their monitoring software to monitor our solar parks’ energy production; this license is perpetual as long as the license fees are paid.

We have added appropriate disclosure in this regard on page 33 of the Amended Form 10

Similar to the response it question #10, the Company believes that filing operating and maintenance agreements is not required as operating and maintenance agreements are entered into in the ordinary course of business and are not material in amount or significance. For these reasons, the Company respectfully submits that the operating and maintenance agreements should not be deemed a material agreement under Item 601(b)(10).

Factors that Significantly Affect our Results of Operations and Business Interest rates on our debt, page 34

14. You make reference to mezzanine debt here and under the heading "Access to capital markets" on page 35; however, you do not appear to have any amounts classified within mezzanine on your balance sheet. Please clarify or revise as necessary. To the extent you have debt or securities that require mezzanine classification, please ensure you disclose them in the footnotes of your financial statements and discuss why they are appropriately classified as mezzanine.

The reference to mezzanine debt should, and has been, eliminated and replaced with promissory note debt.

We have added appropriate disclosure in this regard on page 34 of the Amended Form 10.

Securities and Exchange Commission

Major Components of Our Results of Operations

For the period ended March 31, 2019 compared to the period ended March 31, 2018 . . .", page 37

15. We note your disclosure that you generate your revenue from a Feed in Tariff program, Power Purchase Agreements, or Renewable Energy Credits. With a view to understanding how each source contributes to your total revenue, please disclose the percentage of revenue attributable to each category for your fiscal year ended December 2018, and for the period ended March 31, 2019.

Response:

	For the Three Months Ended June 30th			For the Six Months Ended June 30
Net Revenue, by Offtake Type	2019	2018	Change	2019	2018	Change
Feed in Tariff	$642,904	$325,514	$317,390	$825,396	$498,951	$326,445
Green Certificates	191,194	358,482	167,288)	295,800	463,664	(167,864)
Energy Offtake Agreements	99,730	289,613	189,883)	182,763	448,084	-
Total	$933,828	$973,609	$(39,781)	$1,303,959	$1,410,699	$158,581

We have added appropriate disclosure in this regard on page 48 of the Amended Form 10. The amounts were updated to reflect the updated financial statements as required under question #27 below.

Operating Revenues, net, page 37

16. Please expand your disclosure to discuss the underlying reasons for the changes in revenues. Specifically, please briefly disclose why production in Romania declined in the first quarter of 2019 as compared to 2018 and why it increased in 2018 as compared to 2017.

Net revenue decreased in the first quarter of 2019 compared to 2018, which was due to lower production in Romania. This was due to the inverters at one of solar parks not being operational in January of 2019. This was offset by Germany revenues which commenced in 2019. Net revenue increased by $107,094 between 2018 and 2017. This was due to the additional production in Romania in 2018 compared to 2017. The additional production was due to better weather conditions in 2018 compared to 2017.

The amounts were updated to reflect the updated financial statements as required under question #27 below.

Securities and Exchange Commission

Gross profit, page 38

17. Please quantify and analyze the changes in gross profit margin by country. In doing so, please explain to your readers why your operations in Germany appear to have no cost of revenue and therefore a 100% gross profit margin and why gross profit margin is significantly higher for your operations in Italy than for your operations in Romania.

Cost of revenue decreased by $43,152 from March 31, 2019 compared to 2018. This was due to reduction of operating costs in the Romania plant specific to operations and maintenance cost. There were no operating costs in Germany for the first quarter as the projects were recently commissioned and the EPC was still responsible for the operating costs. Gross profit in Italy was significantly higher than Romania due to the fact that in 2018 Romania had higher costs associated with the sale of energy and green certificates, which decreased the profit margin

Cost of Revenues increased by $12,998 from 2018 compared to 2017. The increase in cost is consistent with the change in revenue by Country. Gross profit in Italy was significantly higher than Romania due to the fact that in 2018 and 2017 Romania had higher costs associated with the sale of energy and green certificates, which decreased the profit margin

The amounts were updated to reflect the updated financial statements as required under question #27 below.

Liquidity and Capital Resources Liquidity Position, page 40

18. If you continue to disclose that you operate with sufficient liquidity to withstand sudden adverse changes in economic circumstances, please disclose to your readers how you define sudden adverse changes in economic circumstances and how you concluded you have sufficient liquidity to withstand them.

The Company owns and operates long term renewable assets. At the end of construction, the assets have an estimated useful life of over 30 years, and have offtake agreements to purchase the power generation. An adverse economic condition, would occur if the offtake agreement was cancelled. However, in all of the markets we own projects, the projects can continue to sell the production of energy into the utility marketplace. The monies received from the energy market will cover the cost of operating the assets.

We have added appropriate disclosure in this regard on page 40 of the Amended Form 10.

19. We also note your disclosure on page 40 which states that some of your principal sources of funding are cash flows from operations and sales of equity securities. We note that you have had net cash outflows from operations and have not sold equity securities in the past two fiscal years and in the quarter ended March 31, 2019; therefore, we are unclear why you state that these represent principal sources of funding. Please clarify or revise as necessary.

We have revised the disclosure to state that the principal sources of funding are from convertible and nonconvertible debt. We have deleted the phrase “and equity securities sold”.

We have added appropriate disclosure in this regard on page 40 of the Amended Form 10.

20. We note that you have a significant amount of cash that is restricted for future acquisitions. Please revise your disclosures to briefly explain the restrictions on this cash, including how the restrictions arose and the circumstances under which you may use this restricted cash.

The cash was restricted for the acquisition of the 5MWs of projects in Italy that occurred in April of 2019. As of June 30, 2019, the Company did not have any restricted cash.

We have added appropriate disclosure in this regard on page 41 of the Amended Form 10.

Securities and Exchange Commission

Financing Activities, page 41

21. We note that you discuss in this section several notes and loans with counter parties that appear to be material to you, but not all of these note and loan agreements appear to be filed as exhibits to your filing. For example, we note that you have filed a "Form of Promissory Note" as exhibit 10.12 to your registration statement, but we were unable to find the specific loan notes referenced in this section. As applicable, please file the financing agreements disclosed in this section as exhibits to your filing, or tell us why you do not believe you are required to do so. See Item 601(b)(10) of Regulation S-K.

We revised the Financing Activities section to more fully describe the notes and loans outstanding and updated the exhibit list to allow a reader to connect the outstanding notes with the required exhibits. For most of these notes and loans, we have used the same form agreement and, as a result, filed forms of promissory notes. The form of notes filed as exhibits represents the material terms of the notes entered into by the Company. The disclosure in the Financing Activities section describes the amounts of the notes or loans as well as the number of creditors. For these reasons, the Company respectfully submits that the individual notes are not required to be filed under Item 601(b)(10).

22. As a related matter, we note that throughout the exhibits index you provide "Form of" exhibits for dated agreements. For example, Exhibit 10.13 is titled "Form of Pledge Agreement dated May 16, 2018." Please file the executed agreements rather than the "Form of" agreements as exhibits to your registration statement. See Item 601(b)(10), Item 601(a)(4) and the Instructions to Item 601 of Regulation S-K.

We revised the Financing Activities section to more fully describe the pledge agreements, subscription agreements and other agreements and updated the exhibit list to allow a reader to connect the financing agreements with the required exhibits. We have used the same form agreement for multiple parties and, as a result, filed forms of these agreements. The forms filed as exhibits represent the material terms of the agreements entered into by the Company. The disclosure in the Financing Activities section describes the agreements. For these reasons, the Company respectfully submits that the individual notes are not required to be filed under Item 601(b)(10).

Item 10. Recent Sales of Unregistered Securities, page 55

23. We note your table beginning on page 55. Please disclose the consideration received by you for each issuance of securities disclosed in the table. See Item 701(c) of Regulation S-K.

We have updated the securities issuance table to include disclosure of the consideration received for each issuance of securities.

We have added appropriate disclosure in this regard in Item 10 beginning on page 55 of the Amended Form 10.

Securities and Exchange Commission

Financial Statements for the Year Ended December 31, 2018 Notes to the Consolidated Financial Statements

3. Liquidity, page F-13

24. You state here and in the risk factor “Our IPP business requires significant financial resources . . .” on page 19 that you believe your current level of operations is sufficient to mitigate uncertainty for a period of at least twelve months. You also indicate that you will refinance certain short term debt into long term debt during 2019. Please provide disclosures to support these statements in an appropriate location in your filing, including discussion of any subsequent capital raising activities, executed refinancing’s, and/or significant revenue increases. If you continue to experience a net use of cash from your operating activities and have not consummated any refinancing of your short term debt, please provide more disclosure explaining why management believes your current level of operations is sufficient to allow you to operate for the next 12 months. Please also apply this comment to Note 3 in your interim financial statements.

The assets we currently have on the books are long-term assets that we have financed with short term funds. We are currently working with a senior bank to refinance the short-term debt. We have executed a term sheet with the bank in June of 2019 and we are working to close on the refinancing in the fourth quarter. We have received a draft facilities agreement and we are working through the bank due diligence process. Also, we receive bargain purchase treatment for the assets we acquired in Italy in December of 2018 and April of 2019. We purchase these assets from two entities who were exciting the business and we feel that we have the ability to sell the assets if required and payoff any debt outstanding. In addition, we have received a letter of intent from a third party to purchase the assets above the current outstanding debt so the we feel the assets could be sold if there was a requirement to pay off debt.

We have added discussion in the liquidty section on page 40 of the Amended Form 10.

4. Acquisitions and Dispositions

2018 Acquisition of Liquid Sun S.R.L., page F-14

25. We note your gain on bargain purchase of $1.6 million for the acquisition of Liquid Sun S.R.L. in 2018. Please provide us with more detail about your fair value assessment of the net assets acquired, including the significant assumptions you made in valuing each of the acquired assets or liabilities. Please tell us whether you have monitored the performance of this acquired business during 2019 and whether you have any indications that the acquired assets may be impaired. Finally, please disclose the information required by ASC 805-10-50-2(h), including the supplemental pro forma information.

Alternus (“ALTN” or the “Company”) develops, owns and operates Utility Scale Solar projects that tend to be on the smaller size. Due to the size of these projects they are typically marketed based on relationships and negotiations. The ultimate sales price is based on how motivated either the seller or buyer are to consummate the transaction. When the Company is made aware of a potential project for sale it prepares a business enterprise value in order to determine if it should pursue the project and the business enterprise value also serves as the basis to which it will make a bid off of.

Securities and Exchange Commission

The business enterprise value of the Project was calculated using the discounted cash flow (“DCF”) method of the income approach. The DCF method is the method most commonly used in valuing solar installations since there is not a lot of market data available for these small individual projects. In as much as the revenue for this project was contracted under a long term feed in tariff (“Fit”) program, in this case the program was associated with the Italian Governmental, the Company was able to obtain the Fit, energy rate and the production per kwh to ascertain the overall revenue of the project for the contract period in order to build its model. Potential acquirers of operating facilities generally focus on the potential earnings capacity of the project in developing its fair value and the Company believes the value of the project which is subject to a Fit is best captured by the income approach or a DCF model.

In applying this method, the cash flow available for distribution was estimated from the acquisition date through the projects end (2037). In addition, the Company used actual expenses and estimates obtained from third party reports to determine the costs associated with maintaining the project throughout the contract period. The net cash flow available for distribution was discounted to present value based on Alternus weighted average cost of capital to determine the fair market value for proper accounting treatment. The Company also looked at the business enterprise value from a market approach, in as much as there is not a lot of data in the market it is common to use an EBITDA multiple which is around 8x – 12x for these type of long term government back cash flows to determine the reasonableness of its DCF valuation. The DCF valuation yielded a value in the mid-point of that range. The other assets and liabilities acquired in these type of projects are typically not material and were valued at carrying value.

The Company continually monitors its assets for potential impairment. Through the first six months of 2019, the Project revenues and expenses are consistent with the forecasted revenues for the same period. Therefore at the present time there are no indicators of impairment.

The supplemental proforma required under ASC 805-10-50-2(h) is disclosed in Footnote 4 of the financial statements.

We have added appropriate disclosure in this regard on page 39 of the Amended Form 10.

2017 Disposition of Japan Asset, page F-16

26. We note that your Otaru PV project was sold in 2017. In light of this, please tell us why you present 2018 and 2017 pro forma results which appear to show your results as if this project had not been sold. As part of your response, please tell us your basis in US GAAP for providing this disclosure within your financial statements.

When the Japan project was sold it was not an operating asset, therefore there was no revenue to include in the proforma information.

Financial Statements for the Three Months Ended March 31, 2019 General, page F-23

27. Please update the financial statements and related financial information included in the filing, as necessary, to comply with Rule 8-08 of Regulation S-X.

We have updated the financial statements and related financial information, as necessary, to comply with Rule 8-08 of Regulation S-X.

We have added appropriate disclosure in the June Financial Statements starting on page F-23.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 212-658-0458 or 646-838-1312.

/s/ Carmel, Milazzo & DiChiara LLP

Carmel, Milazzo & DiChiara LLP

Peter DiChiara, Esq.